

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2009

Mr. Michael T. Philion
Executive Vice President-Finance and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, PA 19605

     Re: **EnerSys**
             Form 10-K for Fiscal Year Ended March 31, 2009
             Filed June 1, 2009
             File No. 001-32253

Dear Mr. Philion:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief